December 4, 2019

Don Bosch
Chief Executive Officer
Cocannco, Inc.
11 West Hampden Ave.
Suite L100
Englewood, CO 80110

       Re: Cocannco, Inc.
           Amendment No. 1 to Offering Statement on Form 1-A
           Filed November 22, 2019
           File No. 024-11098

Dear Mr. Bosch:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 7, 2019 letter.

Amendment No. 1 to Offering Statement on Form 1-A filed November 22, 2019

Risk Factors, page 7

1. We note your response to comment 4. We reissue the comment in part. Please revise your risk factor discussion to disclose material risks to your business as a result of your cannabis-related business plan, including regulatory risks, such as possible consequences of law enforcement under federal and state laws related to the cannabis industry. Refer to
      Item 3 of Part II of Form 1-A.
 Don Bosch
Cocannco, Inc.
December 4, 2019
Page 2
Plan of Distribution , page 13

2. We note your response to comment 2, but it does not appear that you have revised your offering circular in response to the comment. We reissue the comment. We note the references throughout your offering circular to your company being a "public company,"
         providing periodic reports to your investors under the Exchange Act, and conducting this offering though a "direct public offering." Unless you plan on registering your common stock pursuant to Section 12 of the Securities Exchange Act of 1934, your company will have no continuing reporting obligation under the Exchange Act following qualification of this Tier II Regulation A offering, and you should remove all references to your company being a "public company" and conducting this offering as a "directed public offering."
Part III - Exhibits
Exhibit 4 Sample Subscription Agreement, page 29

3. We note that your Subscription Agreement includes an exclusive forum provision. Please revise the disclosure in your offering circular to state, as you do in the exhibit, that the provision does not apply to claims under the federal securities laws. You may contact Stephen Kim at 202-551-3291 or Doug Jones at
202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman at 202-551-3797 or Jennifer L pez at 202-551-3792 with any other questions.



FirstName LastNameDon Bosch                                    Sincerely,
Comapany NameCocannco, Inc.
                                                               Division of
Corporation Finance
December 4, 2019 Page 2                                        Office of Trade
& Services
FirstName LastName